Exhibit 12.1
COMPUTATION OF EARNINGS TO FIXED CHARGES

	Pre-predecessor			Predecessor		Successor
			For	For
	As of and	As of and	the period from	the period	Period from	Period from
	for the year	for the year	January 1,	from August	January 1,	May 18, 2007	For the year
	ended	ended	2006 to	15, 2006 to	2007	to	ended
	December 31,	December 31,	August 15,	December 31,	to May 17,	December 31,	December 31,
	2004	2005	2006	2006	2007	2007	2008
(in millions)	$	$	$	$	$	$	$

Computation of Earnings:
Income (loss) before tax expense	145.5	60.1	110.6	65.6	27.9	13.3	(107.0)
Net interest expense	27.3	28.5	12.7	6.3	6.3	67.2	89.2
Interest portion of operating lease expenses	0.7	0.9	0.4	0.7	0.2	0.9	0.9

Earnings	173.5	89.5	123.7	72.6	34.4	81.4	(16.9)

Computation of Fixed Charges:
Net interest expense	27.3	28.5	12.7	6.3	6.3	67.2	89.2
Capitalized interest	—	—	—	—	—	—	—
Interest portion of operating lease expenses	0.7	0.9	0.4	0.7	0.2	0.9	0.9

Fixed charges	28.0	29.4	13.1	7.0	6.5	68.1	90.1

Ratio of earnings to fixed charges: (1)	6.2	3.0	9.4	10.4	5.3	1.2	—

(1)   For purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before income tax expense plus fixed charges. Fixed charges consist of interest expense, amortization of deferred financing fees and a portion of rental expense that management believes is representative of the interest component of rental expense. For the year ended December 31, 2008, fixed charges exceeded earnings by $107.0 million.